BB 3/6

03013327

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

RECEIVED FEB 2 5 2003 181

L 3-5

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SEC FILE NUMBER
8-46901
8-52634

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red-Horse Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Montgomery Street -- 13th Floor
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerard Basmagy (201) 234-5306
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman Alpren & Green LLP
(Name — *if individual, state last, first, middle name*)

50 Charles Lindbergh Blvd. (Address) Uniondale (City) NY (State) 11553 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 0 7 2003

RED-HORSE SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

FRIEDMAN
ALPREN &
GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 CHARLES LINDBERGH BOULEVARD
SUITE 510
UNIONDALE, NY 11553
516-579-7900
FAX 516-579-7940

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors
Red-Horse Securities, L.L.C.
Jersey City, New Jersey

We have audited the accompanying Statements of Financial Condition of Red-Horse Securities, L.L.C. (a limited liability company) as of December 31, 2002 and the related Statements of Operations, Members' Equity and Cash Flows for the year then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red-Horse Securities, L.L.C. as of December 31, 2002, and the results of its operations, changes in members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman Alpren + Green LLP

January 23, 2003

RED-HORSE SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 281,006
Receivable from clearing broker (Note 2)	1,911,636
Marketable securities owned - at market value (Notes 1, 3)	1,769,496
Employee advances	8,000
Prepaid expenses	26,906
Property and equipment (Notes 1, 4)	16,885
Deposits at clearing broker	600,591
Other assets	140,216
Total Assets	$4,754,736

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Payable to clearing broker	$1,006,390
Marketable securities sold but not yet purchased - at market value (Notes 1, 3)	1,739,425
Accounts payable and accrued expenses	202,614
Total Liabilities	2,948,429
Commitments and contingencies (Note 5)	-
Members' Equity	1,806,307
Total Liabilities and Members' Equity	$4,754,736

The Accompanying Notes are an Integral Part of These Financial Statements.

RED-HORSE SECURITIES, L.L.C.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Income	
Realized and unrealized gains on marketable securities	$ 432,855
Commissions	1,130
Interest and dividends	591
Other	8,476
Total Income	443,052
Expenses	
Payroll and trading commissions	550,384
Trading	142,338
Administrative and general	323,658
Officers' salaries	191,873
Taxes (Note 1)	55,442
Depreciation	13,266
Total Expenses	1,276,961
Net Loss	($ 833,909)

The Accompanying Notes are an Integral Part of These Financial Statements.

RED-HORSE SECURITIES, L.L.C.
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance - January 1, 2002	$ 8,331
Members' capital contributions	2,640,216
Net loss	(833,909)
Distributions	(8,331)
Balance - December 31, 2002	$1,806,307

The Accompanying Notes are an Integral Part of These Financial Statements.

RED-HORSE SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net loss	($ 833,909)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	13,266
Changes in assets and liabilities:	
Receivable from clearing broker	(1,897,425)
Marketable securities owned	(1,769,496)
Prepaid expenses	(26,906)
Deposits at clearing broker	(600,591)
Other assets	(139,846)
Payable to clearing broker	1,006,390
Marketable securities sold not yet purchased	1,739,425
Accounts payable and accrued expenses	196,364
Net cash used in operating activities	(2,312,728)
Cash Flows from Investing Activities:	
Purchase of property and equipment	(30,151)
Employee advances	(8,000)
Net cash used in investing activities	(38,151)
Cash Flows from Financing Activities:	
Proceeds from members' capital contributions	2,640,216
Distributions	(8,331)
Net cash provided by financing activities	2,631,885
Net change in cash equivalents and balance at December 31, 2002	$ 281,006

The Accompanying Notes are an Integral Part of These Financial Statements.

Note 1: - Business Activities and Significant Accounting Policies

Business Activities - Red-Horse Securities, L.L.C., a Delaware Corporation, formerly known as Dublin Research Institute LLC, is a registered broker dealer. The Company is a wholly owned subsidiary of Red-Horse Holding Corp., a New Jersey Corporation. The Company started operations under its new name in July, 2002, and was inactive for the early part of the year.

The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of profits from sale of corporate bonds and mortgage backed securities traded on various stock exchanges.

Cash Equivalents - The Company considers all highly liquid unrestricted short-term investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities - Marketable securities owned and marketable securities sold but not yet purchased are valued at the fair market value as determined by the Board of Directors. Unrealized gain or loss is included in determining net income or loss on a trade date basis.

Property and Equipment - Fixtures and equipment are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System (MACRS) guidelines based upon the acquisition date of the related asset. The Company has determined that the number of years specified by MACRS for recovery deductions for an asset remains within a reasonable range of the estimated useful life of the asset and therefore is permitted to be used as a depreciation method for financial reporting.

The ranges of estimated useful lives used in computing depreciation are as follows:

Furniture, fixtures and equipment	5 years - 7 years

Income Taxes - The Company has elected to be taxed as a limited liability company pursuant to the Internal Revenue Code and New Jersey State tax law, whereby both Federal and New Jersey State income taxes are paid at the member level.

Note 1: - Business Activities and Significant Accounting Policies (Continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: - Receivable from Clearing Broker

The Company maintains two brokerage accounts through which all trading transactions are cleared. Bond securities are cleared through one broker and equity securities through another. The receivable and all securities owned are with these same brokers. The Company is subject to credit risk if these brokers are unable to repay the receivable or return securities in its custody.

Note 3: - Marketable Securities Owned and Sold but Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of investment securities at quoted market values as follows:

	Owned	Sold But Not Yet Purchased
Mortgage backed securities	$1,769,496	$1,739,425

Note 4: - Property and Equipment

Property and equipment are comprised as follows:

Furniture, fixtures and equipment, at cost	$ 30,151
Less: accumulated depreciation	13,266
Net book value	$ 16,885

Note 5 - Commitments and Contingencies

Leases - The Company leases office facilities under an agreement with its parent company, who has a noncancellable operating lease, which expires on December 31, 2005. Total rent expense for the year ended December 31, 2002 is $129,047.

Future minimum lease payments are as follows:

Year Ending December 31,	
2003	$ 318,099
2004	333,848
2005	348,767
	$1,000,714

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $100,000. At December 31, 2002, the Company had net capital of $1,559,415 which was $1,459,415 in excess of its required net capital of $100,000. The Company's ratio of net capital to aggregate indebtedness is .78 to 1.

RED-HORSE SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$1,806,307
Non-allowable assets	(192,007)
Haircuts and undue concentration on securities	(54,885)
Net Capital	$1,559,415

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 80,600
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$1,459,415
Excess net capital at 1000%	$1,438,515
Ratio: aggregate indebtedness to net capital	.78 to 1

RED-HORSE SECURITIES, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(B) of the rule.

RED-HORSE SECURITIES, L.L.C.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

A reconciliation with the Company's computation of net capital as reported in the audited Part IIA of Form XA-17AS was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

OATH OF AFFIRMATION

I, Jerard Basmagy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Red-Horse Securities, L.L.C., as of

December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRIEDMAN
ALPREN &
GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 CHARLES LINDBERGH BOULEVARD
SUITE 510
UNIONDALE, NY 11553
516-579-7900
FAX 516-579-7940

Board of Directors
Red-Horse Securities, L.L.C.
Jersey City, New Jersey

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Red-Horse Securities, L.L.C. for the year ended December 31, 2002. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2002, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Red-Horse Securities, L.L.C. taken as a whole.

Friedman Alpren + Green LLP

January 23, 2003

FRIEDMAN
ALPREN &
GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 CHARLES LINDBERGH BOULEVARD
SUITE 510
UNIONDALE, NY 11553
516-579-7900
FAX 516-579-7940

Board of Directors
Red-Horse Securities, L.L.C.
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Red-Horse Securities, L.L.C. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Red-Horse Securities, L.L.C. including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-d(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman Alpren + Green LLP

January 23, 2003